UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ FREDY CHALCO
Name:	Fredy Chalco Aguilar
Title:	VP of Corporate Finance
Date:	March 1, 2023

AENZA S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND DECEMBER 31, 2022 (UNAUDITED)

(Free translation from the original in Spanish)

AENZA S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND DECEMBER 31, 2022 (UNAUDITED)

S/	=	Peruvian Sol
US$	=	United States dollar

i

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(All amounts are expressed in thousands of S/ unless otherwise stated)

		As of December 31,
	Note	2021	2022
ASSETS
Current assets
Cash and cash equivalents	8	957,178	917,554
Trade accounts receivable, net	9	590,280	1,083,816
Work in progress	10	309,063	-
Accounts receivable from related parties	11	20,817	27,744
Other accounts receivable	12	487,058	402,741
Inventories, net		488,326	367,255
Prepaid expenses		32,142	28,098
Total current assets		2,884,864	2,827,208

Non-current assets
Trade accounts receivable, net	9	683,306	717,136
Accounts receivable from related parties	11	643,897	542,392
Prepaid expenses		23,607	17,293
Other accounts receivable	12	201,360	285,730
Inventories, net		-	65,553
Investments in associates and joint ventures	13	31,173	14,917
Investment property	14	63,011	60,417
Property, plant and equipment, net	14	303,170	285,972
Intangible assets, net	14	743,391	787,336
Right-of-use assets, net	14	47,717	50,207
Deferred tax asset		275,076	292,654
Total non-current assets		3,015,708	3,119,607

Total assets		5,900,572	5,946,815

LIABILITIES AND EQUITY

Current liabilities
Borrowings	15	241,340	574,262
Bonds	16	69,838	77,100
Trade accounts payable	17	980,767	1,035,291
Accounts payable to related parties	11	51,004	53,444
Current income tax		94,958	69,575
Other accounts payable	18	754,981	720,010
Other provisions	19	154,829	131,729
Total current liabilities		2,347,717	2,661,411

Non-current liabilities
Borrowings	15	338,560	305,631
Bonds	16	1,191,084	792,813
Other accounts payable	18	92,369	102,317
Accounts payable to related parties	11	50,712	27,293
Other provisions	19	329,497	570,224
Deferred tax liability		97,367	128,308
Total non-current liabilities		2,099,589	1,926,586
Total liabilities		4,447,306	4,587,997

Equity	20
Capital		871,918	1,196,980
Legal reserve		132,011	132,011
Voluntary reserve		29,974	29,974
Share Premium		1,131,574	1,142,092
Other reserves		(135,947)	(95,036)
Retained earnings		(829,714)	(1,336,542)
Equity attributable to controlling interest in the Company		1,199,816	1,069,479
Non-controlling interest		253,450	289,339
Total equity		1,453,266	1,358,818
Total liabilities and equity		5,900,572	5,946,815

The accompanying notes on pages 6 to 42 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the year ended
		December 31,
	Note	2021	2022

Revenues from construction activities		2,272,561	2,433,775
Revenues from services provided		1,094,439	1,104,900
Revenue from real estate and sale of goods		579,482	849,157
		3,946,482	4,387,832

Cost of construction activities		(2,178,648)	(2,465,428)
Cost of services provided		(918,212)	(928,473)
Cost of real estate and sale of goods		(454,484)	(543,788)
	21	(3,551,344)	(3,937,689)
Gross profit		395,138	450,143

Administrative expenses	21	(179,613)	(162,598)
Other income and expenses	22	(4,477)	(287,715)
Operating profit (loss)		211,048	(170)

Financial expenses	23	(262,574)	(254,249)
Financial income	23	5,773	25,854
Share of the profit or loss of associates and joint ventures accounted for using the equity method	13	(861)	1,907
Loss before income tax		(46,614)	(226,658)
Income tax expense		(43,700)	(129,869)
Loss from continuing operations		(90,314)	(356,527)
Loss from discontinued operation, net of tax		(26,774)	-
Loss for the year		(117,088)	(356,527)

(Loss) profit attributable to:
Owners of the Company		(153,210)	(455,244)
Non-controlling interest		36,122	98,717
		(117,088)	(356,527)

Loss per share attributable to owners of the Company during the year	26	(0.176)	(0.398)

Loss per share from continuing operations attributable to owners of the Company during the year	26	(0.145)	(0.398)

The accompanying notes on pages 6 to 42 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts are expressed in thousands of S/ unless otherwise stated)

	For the year ended
	December 31,
	2021	2022

Loss for the year	(117,088)	(356,527)
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Other comprehensive income recycled	-	(7,460)
Foreign currency translation adjustment, net of tax	(5,987)	(23,613)
Exchange difference from net investment in a foreign operation, net of tax	(428)	(289)
Other comprehensive income for the year, net of tax	(6,415)	(31,362)
Total comprehensive income for the year	(123,503)	(387,889)

Comprehensive income attributable to:
Owners of the Company	(159,592)	(486,483)
Non-controlling interest	36,089	98,594
	(123,503)	(387,889)

Comprehensive income for the year attributable to owners of the Company:
Continuing operations	(132,818)	(486,483)
Discontinued operations	(26,774)	-
	(159,592)	(486,483)

The accompanying notes on pages 6 to 42 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021 AND 2022

(All amounts are expressed in thousands of S/ unless otherwise stated)

	Attributable to the controlling interests of the Company
	Number
	of shares		Legal	Voluntary	Share	Other	Retained		Non-controlling
	In thousands	Capital	reserve	reserve	premium	reserves	earnings	Total	interest	Total

Balances as of January 1, 2021	871,918	871,918	132,011	29,974	1,131,574	(169,234)	(728,637)	1,267,606	327,690	1,595,296
(Loss) profit for the year	-	-	-	-	-	-	(153,210)	(153,210)	36,122	(117,088)
Foreign currency translation adjustment	-	-	-	-	-	(5,957)	-	(5,957)	(30)	(5,987)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	(425)	-	(425)	(3)	(428)
Comprehensive income of the year	-	-	-	-	-	(6,382)	(153,210)	(159,592)	36,089	(123,503)
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(42,974)	(42,974)
- Acquisition of (profit distribution to) non-controlling interests, net	-	-	-	-	-	-	-	-	(27,104)	(27,104)
- Additional acquisition of non-controlling	-	-	-	-	-	39,669	-	39,669	(39,669)	-
- Deconsolidation Adexus S.A.	-	-	-	-	-	-	52,133	52,133	-	52,133
- Dilution of non-controlling shareholders	-	-	-	-	-	-	-	-	(582)	(582)
Total transactions with shareholders	-	-	-	-	-	39,669	52,133	91,802	(110,329)	(18,527)
Balances as of December 31, 2021	871,918	871,918	132,011	29,974	1,131,574	(135,947)	(829,714)	1,199,816	253,450	1,453,266

Balances as of January 1, 2022	871,918	871,918	132,011	29,974	1,131,574	(135,947)	(829,714)	1,199,816	253,450	1,453,266
(Loss) profit for the period	-	-	-	-	-	-	(455,244)	(455,244)	98,717	(356,527)
Foreign currency translation adjustment	-	-	-	-	-	(23,492)	-	(23,492)	(121)	(23,613)
Other comprehensive income recycled	-	-	-	-	-	(7,460)	-	(7,460)	-	(7,460)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	(287)	-	(287)	(2)	(289)
Comprehensive income of the period	-	-	-	-	-	(31,239)	(455,244)	(486,483)	98,594	(387,889)
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(19,847)	(19,847)
- Acquisition of (profit distribution to) non-controlling interests, net	-	-	-	-	-	-	-	-	(36,879)	(36,879)
- Reclasification of PUT option Morelco	-	-	-	-	-	72,150	(72,150)	-	-	-
- Capital increase	325,062	325,062	-	-	10,518	-	-	335,580	-	335,580
- Dilution of non-controlling shareholders	-	-	-	-	-	-	2,598	2,598	(6,152)	(3,554)
- Prior year adjustments	-	-	-	-	-	-	17,968	17,968	173	18,141
Total transactions with shareholders	325,062	325,062	-	-	10,518	72,150	(51,584)	356,146	(62,705)	293,441
Balances as of December 31, 2022	1,196,980	1,196,980	132,011	29,974	1,142,092	(95,036)	(1,336,542)	1,069,479	289,339	1,358,818

The accompanying notes on pages 6 to 42 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the year ended
		December 31,
	Note	2021	2022

OPERATING ACTIVITIES
Loss before income tax		(78,350)	(226,658)
Adjustments to profit not affecting cash flows from
operating activities:
Depreciation	14 a)	98,795	74,988
Amortization of intangible assets	14 b)	106,512	102,035
Impairment of inventories		2,984	1,437
Impairment of accounts receivable and other accounts receivable		29,389	182,288
Reversal of impairment of inventories		-	(3,409)
Debt condonation		-	(6,858)
Impairment of property, plant and equipment		8,088	8,200
Impairment of intangible assets		-	2,530
Other comprehensive income recycled		-	(7,460)
Decrease due to renegotiation of PUT Morelco		-	(3,706)
Other provisions		62,246	299,058
Renegotiation of liability for acquisition of non-controlling Morelco		(70,322)	-
Financial expense,net		222,453	158,485
Impairment of investment		-	14,804
Share of the profit and loss of associates and joint ventures accounted for using the equity method	13	861	(1,907)
Reversal of provisions		(13,027)	(15,935)
Disposal (reversal) of assets		2,410	3,490
Loss (profit) on sale of property, plant and equipment		(3,937)	(3,889)
Loss on remeasurement of accounts receivable		106,613	81,130
Net variations in assets and liabilities:
Trade accounts receivable and working in progress		(82,527)	(317,316)
Other accounts receivable		41,626	(154,014)
Other accounts receivable from related parties		(57,258)	22,573
Inventories		59,201	58,427
Pre-paid expenses and other assets		(11,681)	33,174
Trade accounts payable		(55,131)	130,817
Other accounts payable		72,991	(71,716)
Other accounts payable to related parties		7,703	(10,192)
Other provisions		(27,964)	(41,000)
Interest paid		(146,369)	(144,236)
Payments for purchases of intangibles - Concessions		(5,157)	-
Income tax paid		(75,641)	(124,047)
Net cash provided by operating activities		194,508	41,093

INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment		9,162	11,274
Interest received		2,474	12,894
Dividends received		3,445	380
Acquisition of investment property		(152)	(52)
Acquisition of intangible assets		(53,808)	(165,157)
Loss of deconsolidation of investment		(11,223)	-
Acquisition of property, plant and equipment		(38,087)	(64,626)
Net cash applied to investing activities		(88,189)	(205,287)

FINANCING ACTIVITIES
Borrowing received		281,079	492,961
Bonds issued		357,424	-
Borrowing paid		(548,360)	(224,979)
Amortization of bonds issued		(48,858)	(56,745)
Transaction costs related to loans and borrowings		(5,681)	(13,736)
Dividends paid to non-controlling interest		(25,693)	(34,477)
Cash received (return of contributions) from non-controlling shareholders		(27,104)	(36,879)
Acquisition or sale of interest in a subsidiary of non-controlling shareholders		(33,232)	-
Net cash (applied to) provided by financing activities		(50,425)	126,145
Net increase in cash		55,894	(38,049)
Exchange difference		1,116	(1,575)
Cash and cash equivalents at the beginning of the year		900,168	957,178
Cash and cash equivalents at the end of the year	8	957,178	917,554

NON-CASH TRANSACTIONS:
Capitalization of interests		1,244	937
Acquisition of assets through finance leases		104	70
Dividends declared to non-controlling interest		17,281	17,969
Acquisition of right-of-use assets		7,988	18,829
Capitalization of convertible bonds		-	335,580

The accompanying notes on pages 6 to 42 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2021 AND DECEMBER 31, 2022 (UNAUDITED)

1.	GENERAL INFORMATION

a)	Company’s incorporation and operations

AENZA S.A.A., (hereinafter the “Company” or “AENZA”) is the parent Company of the AENZA Corporation which comprise the Company and its subsidiaries (hereinafter, the “Corporation”) and is mainly engaged in holding investments in its subsidiaries. Additionally, the Company provides services of strategic and functional advice and office leases space to the Corporation companies.

The Corporation is a conglomerate of companies with operations including different business activities, the most significant are engineering and construction, energy, infrastructure (public concession ownership and operation) and real estate businesses. See details of operating segments in Note 7.

b)	Authorization for the issue of the financial statements

The consolidated financial statements for the year ended December 31, 2022, have been prepared and issued with authorization of Management and the Board of Directors on March 1, 2023 and will be submitted for the consideration and approval of the General Shareholders’ Meeting to be held within the term established by law. In Management’s opinion, the financial statements as of December 31, 2022 will be approved without modifications.

The consolidated financial statements for the year ended December 31, 2021, were prepared and issued with authorization of Management and the Board of Directors on March 4, 2022 and were approved on the General Shareholders’ Meeting held on March 31, 2022.

c)	Collaboration and Benefits Agreement – “The Agreement”

On September 15, 2022, the Collaboration and Benefits Agreement (the “Agreement” hereinafter) was signed by the Public Ministry, the Ad Hoc Public Attorney’s Office and the Company. Through this document, AENZA accepts it was utilized by certain former executives to commit illicit acts until 2016, and commits to pay a civil penalty to the Peruvian State of S/488.9 million (S/333.3 million and US$40.7 million) under the scope of application of the Law No. 30737 implementing regulation.

Pursuant to the Agreement signed the payment will be made within a term of 12 years, under a legal interest rate in Soles and US Dollars (3.03% and 1.15% effective interest annual rate as of December 31, 2022, respectively); in addition, the Company compromise to establish a package of guarantees after court’s approval i) a trust that includes shares issued by a subsidiary of AENZA; ii) a real state asset and iii) a guaranty account with funds equivalent to the annual fees corresponding to the following year. Among other conditions, the Agreement includes a restriction for Aenza and the subsidiaries Cumbra Peru S.A., and Unna Transporte S.A.C. to participate in public construction and road maintenance contracts with the Peruvian State for two (2) years, counted from the court approval. The other companies of the Corporation are not subject to any impediment or prohibition to contract with the Peruvian State. As of December 31, 2022, the Company registered the full amount of the liability associated with the Agreement for S/488.9 million (see, Note 19-a).

As of December 31, 2022, issuance date of the condensed interim consolidated financial statements, in opinion of Corporate Management and its legal advisors, the civil penalty covers the total contingency to which the Company is exposed as a consequence of the investigations revealed in notes to the consolidated financial statements since year 2017. Nevertheless, the Agreement is subject to court approval and its terms and conditions are subject to confidentiality provisions in such agreement.

The Agreement includes a reserve clause to readjust the amount of civil damages determined with respect to three projects, as well as the payment schedule resulting from such readjustment. This clause is to be implemented, before the approval of the agreement, or within a maximum sixty (60) days term from the date of this agreement. The Company’s Management estimates that if this reserve is to be applied, the provision for civil damages could increase up to 5%.

d)	Investigation and administrative proceeding initiated by INDECOPI in connection with the labor contracting market

On February 7, 2022, Cumbra Perú S.A. (formerly “GyM”) and Unna Transporte S.A.C. (formerly Concar) were notified with Resolution N° 038-2021/DLC-INDECOPI, whereby the Commission for the Defense of Free Competition of INDECOPI resolved to initiate an administrative sanctioning procedure regarding the alleged conduct of a horizontal collusive practice in the modality of concerted sharing of suppliers in the market for hiring workers in the construction sector at the national level between the years 2011 and 2017.

On April 7, 2022, Cumbra Peru S.A. and Unna Transporte S.A.C. submitted a proposal for a cease and desist commitment for the early termination of the administrative sanctioning procedure, in which (i) they acknowledged the imputed conduct, (ii) they committed to maintain in the years 2022, 2023 and 2024 a program of compliance with free competition rules, and (iii) they agreed to pay a compensation amounting to S/2,696.8 thousands in two installments (one after 60 days and the second after 12 months). By Resolution No. 054-2022/CLC-INDECOPI of August 19, 2022, the Commission for the Defense of Free Competition of INDECOPI approved the proposed cease and desist commitment and concluded the sanctioning procedure.

e)	New measures for the State of Emergency due to COVID-19

Through Supreme Decree No. 044-2020-PCM dated March 15, 2020, a State of National Emergency was declared in Peru due to the outbreak of the coronavirus (COVID-19) in the country. Since COVID-19 has been classified as a pandemic by the World Health Organization as it has spread to more than one hundred countries simultaneously, the Peruvian State took as a measure a period of mandatory social immobilization until June 30, 2020.

Subsequently, Supreme Decrees were issued extending the state of emergency, the last extension in 2020 was through Supreme Decree N° 184-2020-PCM, which extended the State of National Emergency for a period of 31 calendar days ending on December 31, 2020. During 2021 and 2022, Supreme Decrees continued to be issued extending the state of emergency, thus Supreme Decree N° 015-2022 extended the state of emergency until February 25, 2023.

The Corporation has adopted all measures deemed necessary and appropriate for operational continuity, ensuring the safety and health protection of its employees and customers in accordance with the measures ordered by the competent authorities for the control of COVID-19.

2.	BASIS OF PREPARATION

The condensed interim consolidated financial statements for the year ended as of December 31, 2022 have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed interim consolidated financial statements provide comparative information regarding prior year; however, they do not include all the information and disclosures required in the annual consolidated financial statements, so they must be read together with the audited consolidated financial statements for the year ended as of December 31, 2021, which have been prepared in accordance with International Standards of Financial Information (hereinafter “IFRS”).

The condensed interim consolidated financial statements are presented in thousands of Peruvian Soles, unless otherwise stated.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those applied in the preparation of the consolidated financial statements as of December 31, 2021.

3.1.	Standards, amendments, and interpretation adopted by the Group

Standards, amendments and interpretation that have entered in force as of January 1, 2022, have not had impact on the condensed interim consolidated financial statements as of December 31, 2022, and for this reason they have not been disclosed. The Corporation has not adopted in advance any amendment and modification that are not yet effective.

4.	FINANCIAL RISK MANAGEMENT

Financial risk management is carried out by Corporation’s Management which oversees risks in specific areas, such as foreign exchange rate risk, price risk, cash flow and fair value interest rate risk, credit risk, the use of derivative and non-derivative financial instruments and the investment of liquidity in excess, which is supervised and monitored on periodic bases.

4.1	Financial risk factors

Corporation’s activities are exposed to a variety of financial risks: market risk (including foreign exchange risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk. The Corporation’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Corporation’s financial performance.

a)	Market risks

i)	Foreign exchange risk

Corporation is exposed to exchange rate risk as a result of the transactions carried out locally in foreign currency and due to its operations abroad. As of December 31, 2021 and 2022, this exposure is mainly concentrated in fluctuations of Peruvian soles, Chilean and Colombian Pesos compared to U.S. dollar.

The balances of financial assets and liabilities denominated in foreign currencies correspond to balances in U.S. dollars, which are expressed at the published bid and ask exchange rate updated as of the report date, according to the type of currency:

	As of	As of
	December 31,	December 31,
	2021	2022

Soles (a)	3.998	3.820
Chilean Pesos (b)	844.69	855.86
Colombian Pesos (c)	3,981.16	4,810.20

(a)	Soles published by the Superintendencia de Bancos, Seguros y Administradoras de Fondos de Pensiones (“SBS” by its acronym in Spanish).
(b)	Chilean pesos published by the Banco Central de Chile.
(c)	Colombian pesos published by Banco de la Republica de Colombia.

The consolidated statement of financial position as of December 31, includes the following:

	2021	2022
	USD(000)	USD(000)

Assets	519,448	539,249
Liabilities	512,947	541,589

For the year ended as of December 31, 2021 and 2022, the Corporation’s exchange gains and losses for the Peruvian Sol, the Chilean and Colombian Pesos exposure against the U.S. dollar were:

	2021	2022

Gain	383,199	449,864
Loss	(430,410)	(450,133)

ii)	Price risk

Management considers that the exposure of the Corporation to the price risk of its investments in mutual funds, and equity securities is low since the invested amounts are not significant. Any fluctuation in their fair value will not have any significant impact on the balances reported in the consolidated financial statements.

iii)	Cash flow and fair value interest rate risk

The Corporation’s interest rate risk mainly arises from its long-term borrowings. Borrowings issued at variable rates expose the Corporation to cash flow interest rate risk. Borrowings issued at fixed rates expose the Corporation to fair value interest rate risk.

b)	Credit risk

Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as customer credit counterparties, including the outstanding balance of accounts receivable and committed transactions.

Concerning to loans provided to related parties, the Corporation has measures in place to ensure the recovery of these loans through the controls maintained by Corporate Finance Management and performance evaluation conducted by the Board of Directors.

Management does not expect the Corporation to incur in losses arisen from the performance of these counterparties, except for those already recorded at the financial statements.

c)	Liquidity risk

Prudent management of liquidity risk involves maintaining sufficient cash and cash equivalents, the availability of financing through an adequate number of committed sources of credit facilities and the ability to close market positions. Historically, cash flows produced by the Corporation has enabled them it to meet their obligations. The Corporation has implemented several measures to reduce its exposure to liquidity risk, and developed a financial plan based in different stages, which were designed assuming the commitment to comply within a reasonable time frame. The Financial Plan aims to enable compliance with multiply obligations by corporate and it subsidiaries.

Corporate Finance Management supervise cash flow projections performed on liquidity requirements of the Corporation to ensure there is sufficient cash to cover operational needs so that Corporation does not breach the limits of indebtedness or guarantees (covenants), if applicable, on any of its borrowing facilities. Minor financing operations are controlled by Finance Management of each subsidiary.

Such projections take into consideration Corporation’s debt financing plans, covenant compliance, internal ratio targets compliance in the consolidated statement of financial position and, if applicable, external regulatory or legal requirements, for example, foreign currency restrictions.

Surplus cash over the balance required for working capital management is invested in interest-bearing bank accounts or time deposits, selecting instruments with adequate maturities and sufficient liquidity.

The table below analyzes Corporation’s financial liabilities grouped on the basis of the period remaining as of the reporting date of these consolidated statement of financial position in regard of the date of its maturity. The amounts disclosed in the table are the contractual undiscounted cash flows, which include interest to be accrued according to the established schedule.

	Less than	1-2	2-5	More than
As of December 31, 2021	1 year	years	years	5 years	Total

Other financial liabilities (except for finance leases and lease liability for right-of-use asset)	224,503	52,751	173,392	124,320	574,966
Finance leases	5,624	4,613	296	-	10,533
Lease liability for right-of-use asset	18,817	24,295	21,993	8,086	73,191
Bonds	137,852	206,476	837,931	792,037	1,974,296
Trade accounts payables (except non-financial liabilities)	912,826	-	-	-	912,826
Accounts payables to related parties	51,004	50,712	-	-	101,716
Other accounts payables and other provisions (except non-financial liabilities)	323,070	22,941	109,383	422,666	878,060
	1,673,696	361,788	1,142,995	1,347,109	4,525,588

	Less than	1-2	2-5	More than
As of December 31, 2022	1 year	years	years	5 years	Total

Other financial liabilities (except for finance leases and lease liability for right-of-use asset)	599,310	71,732	216,392	-	887,434
Finance leases	873	-	-	-	873
Lease liability for right-of-use asset	19,075	31,706	23,386	112	74,279
Bonds	141,246	185,114	419,969	707,800	1,454,129
Trade accounts payables (except non-financial liabilities)	1,035,142	-	-	-	1,035,142
Accounts payables to related parties	53,444	25,420	697	1,176	80,737
Other accounts payables and other provisions (except non-financial liabilities)	252,902	26,199	155,552	470,129	904,782
	2,101,992	340,171	815,996	1,179,217	4,437,376

4.2	Capital management risk

Corporation’s objectives regarding capital management is to safeguard Corporation’s ability to continue operations as a going concern basis in order to provide returns for their shareholders, benefits for other stakeholders and maintain an optimal capital structure to minimize capital cost. Since 2017 Corporation context and situation has lead Management to monitor deviations that may cause non-compliance with covenants and hinder liabilities renegotiation (see, Note 15). In extraordinary events, Corporation identifies possible deviations, requirements and establishes a plan.

In order to maintain or adjust capital structure, Corporation may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce their debt.

Corporation monitors its capital on the basis of the leverage ratio. This ratio is calculated by dividing net debt into total capital. Net debt corresponds to the total of financial obligations (including current and non-current borrowings), less cash and cash equivalents. Total capital corresponds to the ‘equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2021 and 2022, the leverage ratio is presented below.

	2021	2022
Total financial liabilities and bonds (Note 15 and Note 16)	1,840,822	1,749,806
Less: Cash and cash equivalents (Note 8)	(957,178)	(917,554)
Net debt (a)	883,644	832,252
Total equity	1,453,266	1,358,818
Total capital (b)	2,336,910	2,191,070

Leverage ratio (a/b)	0.38	0.38

4.3	Fair value estimation

The following levels of measurement have been established in order to classify the type of valuation used by Corporation for on their financial instruments at fair value.

-	Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.

-	Level 2: Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

-	Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Corporation).

The table below shows Corporation’s liabilities measured at fair value:

Level 3
As of December 31, 2021

Financial liabilities
Other financial entities (Note 15-b)	165,878

As of December 31, 2022

Financial liabilities
Other financial entities (Note 15-b)	162,750

5.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments used are continuously evaluated and are based on historical experience among other factors, including expectations of future events that are believed to be reasonable under current circumstances.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying Corporation’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2021.

6.	SEASONALITY OF OPERATIONS

The Corporation does not present seasonality in the operations of any of its subsidiaries; and develop its business during the normal course of the year.

7.	OPERATING SEGMENTS

Operating segments are reported consistently with the internal reports that are reviewed by Corporation’s, chief decision-maker; that is the Executive Committee, which is led by the Chief Executive Officer. This Committee acts as the highest authority in making operational decisions, responsible for allocating resources and evaluating the performance of each operating segment.

Corporation’s operating segments are assessed by the activities of the following business units: (i) engineering and construction, (ii) energy, (iii) infrastructure, and (iv) real estate.

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’, ‘energy’ and ‘infrastructure’. However, Management has voluntarily decided to report on all its operating segments.

Inter-segmental sales transactions are entered into prices similar to those that would have been agreed with unrelated third parties. Revenues from external customers reported are measured in a consistent manner under the basis for preparation of the consolidated financial statements. Sales of goods are related to real estate segment. Revenues from services are related to other segments.

Corporation sales and receivables are not concentrated on a few customers. There is no external customer that represents 10% or more of Corporation’s revenue.

The table below shows Corporation’s consolidated financial statements by operating segments:

Operating segments financial position

Segment reporting

			Infrastructure
As of December 31, 2021	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Assets
Cash and cash equivalent	303,925	121,873	114,100	182,607	7,499	109,828	117,346	-	957,178
Trade accounts receivables, net	366,299	67,662	38,418	106,856	1,003	9,958	84	-	590,280
Work in progress	309,063	-	-	-	-	-	-	-	309,063
Accounts receivable from related parties	95,390	121	48,012	4,309	-	3,166	52,644	(182,825)	20,817
Other accounts receivable	390,133	31,092	30,057	18,734	960	3,783	12,297	2	487,058
Inventories, net	48,192	35,489	7,662	31,949	13	366,650	-	(1,629)	488,326
Prepaid expenses	15,838	3,575	6,531	344	52	-	5,802	-	32,142
Total current assets	1,528,840	259,812	244,780	344,799	9,527	493,385	188,173	(184,452)	2,884,864

Long-term trade accounts receivable, net	851	-	15,654	666,801	-	-	-	-	683,306
Long-term accounts receivable from related parties	335,150	-	19,700	42	11,536	-	584,596	(307,127)	643,897
Prepaid expenses	-	981	20,558	1,894	684	-	-	(510)	23,607
Other long-term accounts receivable	10,448	86,815	-	-	7,346	57,243	39,508	-	201,360
Investments in associates and joint ventures	108,038	8,951	-	-	-	5,443	1,559,672	(1,650,931)	31,173
Investment property	-	-	-	-	-	22,416	42,558	(1,963)	63,011
Property, plant and equipment, net	142,228	153,456	7,056	749	181	6,845	1,653	(8,998)	303,170
Intangible assets, net	142,499	257,580	322,625	351	-	733	14,575	5,028	743,391
Right-of-use assets, net	3,825	3,890	5,308	61	17	1,888	40,789	(8,061)	47,717
Deferred income tax asset	179,319	4,717	21,304	-	644	16,960	47,038	5,094	275,076
Total non-current assets	922,358	516,390	412,205	669,898	20,408	111,528	2,330,389	(1,967,468)	3,015,708
Total assets	2,451,198	776,202	656,985	1,014,697	29,935	604,913	2,518,562	(2,151,920)	5,900,572

Liabilities
Borrowings	136,512	27,046	3,687	45	18	69,065	13,573	(8,606)	241,340
Bonds	4,896	-	36,637	24,496	-	-	3,809	-	69,838
Trade accounts payable	767,792	67,686	44,210	30,637	464	30,401	38,894	683	980,767
Accounts payable to related parties	130,848	1,079	47,340	42,185	19	19,155	13,623	(203,245)	51,004
Current income tax	59,407	15,748	17,920	-	347	1,058	478	-	94,958
Other accounts payable	560,920	23,116	38,198	9,104	791	91,342	31,510	-	754,981
Provisions	70,585	25,498	4,158	-	-	560	54,028	-	154,829
Total current liabilities	1,730,960	160,173	192,150	106,467	1,639	211,581	155,915	(211,168)	2,347,717

Borrowings	5,382	121,693	1,721	15	-	5,315	205,244	(810)	338,560
Long-term bonds	21,386	-	215,296	602,201	-	-	352,201	-	1,191,084
Other long-term accounts payable	54,026	-	8,163	219	2,862	24,427	2,672	-	92,369
Long-term accounts payable to related parties	25,957	-	1,006	88,213	24,671	-	197,844	(286,979)	50,712
Provisions	56,362	55,279	33,188	3,039	-	-	181,629	-	329,497
Deferred income tax liability	18,665	31,187	-	47,515	-	-	-	-	97,367
Total non-current liabilities	181,778	208,159	259,374	741,202	27,533	29,742	939,590	(287,789)	2,099,589
Total liabilities	1,912,738	368,332	451,524	847,669	29,172	241,323	1,095,505	(498,957)	4,447,306
Equity attributable to controlling interest in the Company	524,807	378,653	149,904	125,271	763	139,728	1,420,221	(1,539,531)	1,199,816
Non-controlling interest	13,653	29,217	55,557	41,757	-	223,862	2,836	(113,432)	253,450
Total liabilities and equity	2,451,198	776,202	656,985	1,014,697	29,935	604,913	2,518,562	(2,151,920)	5,900,572

Operating segments financial position

Segment reporting

			Infrastructure
As of December 31, 2022	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Assets
Cash and cash equivalent	209,737	104,553	130,213	171,747	2,910	111,487	186,907	-	917,554
Trade accounts receivables, net	697,512	80,245	34,183	124,208	791	146,316	561	-	1,083,816
Accounts receivable from related parties	86,145	68	54,876	4,455	52	378	115,736	(233,966)	27,744
Other accounts receivable	298,784	39,921	38,448	15,229	30	5,380	7,294	(2,345)	402,741
Inventories, net	41,933	29,935	9,655	39,780	-	247,539	-	(1,587)	367,255
Prepaid expenses	10,945	2,055	5,496	369	162	448	8,623	-	28,098
Total current assets	1,345,056	256,777	272,871	355,788	3,945	511,548	319,121	(237,898)	2,827,208

Long-term trade accounts receivable, net	2,806	-	16,215	694,146	-	3,969	-	-	717,136
Long-term accounts receivable from related parties	299,268	-	15,858	42	14,015	-	602,004	(388,795)	542,392
Prepaid expenses	-	826	14,549	1,731	632	-	65	(510)	17,293
Other long-term accounts receivable	101,366	89,782	-	-	7,346	55,347	31,889	-	285,730
Inventories, net	-	-	-	-	-	65,553	-	-	65,553
Investments in associates and joint ventures	975	12,049	-	-	-	2,752	1,632,881	(1,633,740)	14,917
Investment property	-	-	-	-	-	19,823	40,594	-	60,417
Property, plant and equipment, net	102,822	176,596	6,193	2,355	150	7,531	1,286	(10,961)	285,972
Intangible assets, net	131,431	363,066	274,597	238	-	615	13,414	3,975	787,336
Right-of-use assets, net	8,745	12,795	7,106	23	143	2,580	38,485	(19,670)	50,207
Deferred income tax asset	175,703	4,572	26,787	-	680	20,531	59,316	5,065	292,654
Total non-current assets	823,116	659,686	361,305	698,535	22,966	178,701	2,419,934	(2,044,636)	3,119,607
Total assets	2,168,172	916,463	634,176	1,054,323	26,911	690,249	2,739,055	(2,282,534)	5,946,815

Liabilities
Borrowings	19,191	38,612	3,844	17	6	43,118	480,735	(11,261)	574,262
Bonds	4,554	-	41,343	31,203	-	-	-	-	77,100
Trade accounts payable	740,292	124,259	52,916	62,049	223	34,067	16,950	4,535	1,035,291
Accounts payable to related parties	297,505	2,734	46,257	22,421	296	12,183	23,645	(351,597)	53,444
Current income tax	11,779	247	8,607	2,433	105	45,730	674	-	69,575
Other accounts payable	491,210	19,724	58,733	9,146	699	115,661	24,837	-	720,010
Provisions	81,288	20,535	1,722	-	-	540	27,644	-	131,729
Total current liabilities	1,645,819	206,111	213,422	127,269	1,329	251,299	574,485	(358,323)	2,661,411

Borrowings	6,480	100,597	3,462	-	138	10,852	192,435	(8,333)	305,631
Long-term bonds	16,719	-	177,341	598,753	-	-	-	-	792,813
Other long-term accounts payable	94,261	-	2,243	189	2,930	-	2,694	-	102,317
Long-term accounts payable to related parties	7,886	57,300	1,176	27,294	21,663	-	189,451	(277,477)	27,293
Provisions	11,453	49,701	11,463	6,144	-	-	491,463	-	570,224
Deferred income tax liability	16,670	53,242	-	58,396	-	-	-	-	128,308
Total non-current liabilities	153,469	260,840	195,685	690,776	24,731	10,852	876,043	(285,810)	1,926,586
Total liabilities	1,799,288	466,951	409,107	818,045	26,060	262,151	1,450,528	(644,133)	4,587,997
Equity attributable to controlling interest in the Company	363,206	417,970	170,031	177,208	851	287,306	1,285,548	(1,632,641)	1,069,479
Non-controlling interest	5,678	31,542	55,038	59,070	-	140,792	2,979	(5,760)	289,339
Total liabilities and equity	2,168,172	916,463	634,176	1,054,323	26,911	690,249	2,739,055	(2,282,534)	5,946,815

Operating segment performance

Segment reporting

			Infrastructure
For the period ended December 31, 2021	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Elimination	Consolidated

Revenue	2,559,071	541,859	515,382	348,915	3,650	239,391	67,202	(328,988)	3,946,482
Gross profit (loss)	121,058	110,078	81,964	81,993	1,322	42,025	3,372	(46,674)	395,138
Administrative expenses	(125,094)	(14,575)	(14,460)	(14,267)	(449)	(14,911)	(46,193)	50,336	(179,613)
Other income and expenses, net	40,301	(4,400)	(3,683)	1,537	4	1,337	(38,705)	(868)	(4,477)
Operating Profit (loss)	36,265	91,103	63,821	69,263	877	28,451	(81,526)	2,794	211,048
Financial expenses	(121,712)	(14,705)	(29,442)	(8,298)	(124)	(11,947)	(118,676)	42,330	(262,574)
Financial income	1,870	1,034	2,544	520	510	2,269	40,740	(43,714)	5,773
Dividends	-	-	-	-	-	-	20,008	(20,008)	-
Share of profit or loss in associates and joint ventures	(1,794)	2,833	-	-	-	831	11,280	(14,011)	(861)
(Loss) profit before income tax	(85,371)	80,265	36,923	61,485	1,263	19,604	(128,174)	(32,609)	(46,614)
Income tax	(11,435)	(22,469)	(10,012)	(19,382)	(500)	(6,644)	26,808	(66)	(43,700)
(Loss) profit from continuing operations	(96,806)	57,796	26,911	42,103	763	12,960	(101,366)	(32,675)	(90,314)
Loss from discontinuing operations	-	-	-	-	-	-	(26,716)	(58)	(26,774)
(Loss) profit for the period	(96,806)	57,796	26,911	42,103	763	12,960	(128,082)	(32,733)	(117,088)

(Loss) profit from attributable to:
Owners of the Company	(93,600)	51,294	15,946	31,577	763	794	(128,035)	(31,949)	(153,210)
Non-controlling interest	(3,206)	6,502	10,965	10,526	-	12,166	(47)	(784)	36,122
	(96,806)	57,796	26,911	42,103	763	12,960	(128,082)	(32,733)	(117,088)

Operating segment performance

Segment reporting

			Infrastructure
For the Period ended December 31, 2022	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Elimination	Consolidated

Revenue	2,661,906	633,792	614,525	388,811	4,412	367,276	68,091	(350,981)	4,387,832
Gross profit (loss)	(40,734)	118,934	105,400	119,729	2,209	174,185	11,702	(41,282)	450,143
Administrative expenses	(126,844)	(13,942)	(12,861)	(10,806)	(947)	(15,932)	(35,543)	54,277	(162,598)
Other income and expenses, net	75,282	3,538	25,291	(3,042)	-	(5,014)	(332,399)	(51,371)	(287,715)
Operating (loss) profit	(92,296)	108,530	117,830	105,881	1,262	153,239	(356,240)	(38,376)	(170)
Financial expenses	(76,460)	(20,280)	(26,922)	(7,235)	(153)	(15,212)	(166,160)	58,173	(254,249)
Financial income	2,234	3,447	2,119	2,440	223	9,507	68,901	(63,017)	25,854
Dividends	-	-	-	-	-	-	22,302	(22,302)	-
Share of profit or loss in associates and joint ventures	17,342	3,098	-	-	-	626	(12,510)	(6,649)	1,907
(Loss) profit before income tax	(149,180)	94,795	93,027	101,086	1,332	148,160	(443,707)	(72,171)	(226,658)
Income tax	(10,654)	(30,905)	(19,587)	(31,836)	(481)	(46,773)	10,397	(30)	(129,869)
(Loss) profit from continuing operations	(159,834)	63,890	73,440	69,250	851	101,387	(433,310)	(72,201)	(356,527)
(Loss) profit for the period	(159,834)	63,890	73,440	69,250	851	101,387	(433,310)	(72,201)	(356,527)

(Loss) profit from attributable to:
Owners of the Company	(157,961)	56,800	59,262	51,937	851	39,899	(433,451)	(72,581)	(455,244)
Non-controlling interest	(1,873)	7,090	14,178	17,313	-	61,488	141	380	98,717
	(159,834)	63,890	73,440	69,250	851	101,387	(433,310)	(72,201)	(356,527)

8.	CASH AND CASH EQUIVALENTS

As of December 31, this account comprises:

	2021	2022

Cash on hand	936	727
Deposits in-transit	2,222	2,955
Bank accounts
Current accounts	142,029	363,130
Banco de la Nacion	19,847	19,280
Time deposits and mutual funds (a)	205,364	114,998
	367,240	497,408
Escrow account (b)
Operational funds	261,001	229,165
Reserve funds	163,939	71,966
Consortium funds	78,589	114,050
Guarantee funds	83,251	1,283
	586,780	416,464
Total Cash and cash equivalents	957,178	917,554

(a)	The Corporation maintains current accounts with local and foreign financial institution that include time deposits with maturities less than 90 days and may be renewed upon maturity. As of December 31, 2022, these deposits earn interest that fluctuated between 3.4% and 7.6% (0.26% and 1.75%, as of December 31, 2021).

(b)	The Corporation maintains trust accounts in local and foreign financial institutions for the exclusive use of operations in projects and join operations.

The reserve funds for the payments of bonds issued and other obligations of the Corporation corresponds to:

	2021	2022

Tren Urbano de Lima S.A.	103,269	49,397
Red Vial 5 S.A.	22,531	22,569
AENZA S.A.A.	7,386	-
Cumbra Ingenieria S.A.	12,760	-
Unna Energia S.A.	17,993	-
	163,939	71,966

9.	TRADE ACCOUNTS RECEIVABLE, NET

As of December 31, this caption comprises the following:

	Total		Current		Non-current
	2021	2022	2021	2022	2021	2022

Receivables (net) (a)	773,575	894,571	269,427	366,007	504,148	528,564
Unbilled receivables (net) - Subsidiaries (b)	209,258	584,217	209,258	584,217	-	-
Unbilled receivables (net) - Concessions (c)	290,753	322,164	111,595	133,592	179,158	188,572
	1,273,586	1,800,952	590,280	1,083,816	683,306	717,136

The fair value of current accounts receivable it is similar to their carrying value because their average collection period is less than 60 days. These accounts receivable do not accrue interest and do not have specific guarantees.

As of December 31, trade accounts receivable corresponds to:

	2021	2022
Tren Urbano de Lima S.A.	773,657	818,354
Cumbra Peru S.A.	323,455	647,113
Viva Negocio Inmobiliario S.A. (i)	9,958	150,285
Unna Energia S.A.	67,662	80,245
Cumbra Ingeniería S.A.	43,695	53,205
Red Vial 5 S.A.	22,458	24,072
Carretera Andina del Sur S.A.C.	12,686	13,035
Unna Transporte S.A.C.	14,439	9,852
Carretera Sierra Piura S.A.C.	4,489	3,439
Concesionaria La Chira S.A.	1,003	791
Others	84	561
	1,273,586	1,800,952

i)	As of December 31, 2022, the invoices receivable correspond mainly to the sale of the land to SEDAPAL in Inmobiliaria Almonte 2 S.A.C. (located in the district of Lurin, province of Lima, with an area of 209.59 hectares) for S/140 million, which will be payable in 7 installments, the last installment will be in August 2023.

(a)	Accounts Receivables are shown net of impairment of S/44.7 million and discounted at present value for S/0.7 million. (S/44.4 million for impairment, and S/0.9 million for present value, as of December 31, 2021). Aging is breakdown as follows:

	2021	2022
Current	683,921	853,531
Past due up to 30 days	41,222	29,078
Past due from 31 days up to 90 days	11,668	2,049
Past due from 91 days up to 120 days	15,814	1,437
Past due from 121 days up to 360 days	7,070	4,100
Past due over 360 days	13,880	4,376
	773,575	894,571

As of December 31, 2022, overdue amount over 360 days mainly includes invoices receivable from subsidiaries: Cumbra Peru S.A. for S/3.4 million, Cumbra Ingenieria S.A. for S/0.9 million (Cumbra Peru S.A. for S/9.5 million, Unna Transporte S.A.C. for S/2.7 million and Cumbra Ingenieria S.A. for S/1.6 million, as of December 31, 2021).

(b)	The unbilled amounts correspond to Engineering and Construction segment, based on estimates of completion percentage of progress for services rendered not billed yet, and provided services pending to be billed, these are presented net of impairment for S/3.8 million, and discounted to present value for S/2.8 million (S/5.2 million for impairment, and S/5.9 million for present value, as of December 31, 2021), and detailed by subsidiary:

	2021	2022
Cumbra Peru S.A.	170,063	533,389
Cumbra Ingenieria S.A.	24,177	38,922
Unna Transporte S.A.C.	10,291	6,192
Unna Energia S.A.	4,718	5,617
Others	9	97
	209,258	584,217

Below are the unbilled receivables of subsidiaries grouped by the main projects:

	2021	2022
Infrastructure
Operation and maintenance of roads	9,192	5,440
Others	1,099	752
	10,291	6,192

Energy	4,718	5,617

Engineering and Construction
Cumbra Peru S.A. - Inti Punku Consortium	16,873	167,360
Vial y Vives - DSD S.A. - Engineering and Construction Works	40,714	151,690
Cumbra Peru S.A. - Talara Refinery	43,677	77,448
Morelco S.A.S. - Engineering and Construction Works	5,751	58,075
Cumbra Peru S.A. - Concentrator Plant and tunnel of Quellaveco	50,148	54,996
Cumbra Ingenieria S.A. - Mina Gold Fields La Cima S.A. Project	3,872	22,455
Cumbra Peru S.A. - Toquepala Concentrator Maintenance Project	-	11,213
Cumbra Peru S.A. - Rio Urubamba Consortium	-	7,417
Cumbra Peru S.A. - Quebrada Honda Test Plant Project	346	5,417
Cumbra Peru S.A. - Gasoducto Piura Project	13,220	2,320
Others	19,639	13,920
	194,240	572,311

Parent Company Operation	9	97

	209,258	584,217

(c)	Unbilled receivables from concessions correspond to future invoice according to Concession Contract terms, as detailed below:

	2021	2022
Tren Urbano de Lima S.A.	256,526	281,487
Carretera Andina del Sur S.A.C.	12,667	12,796
Red Vial 5 S.A.	16,451	24,072
Carretera Sierra Piura S.A.C.	4,489	3,018
Concesionaria La Chira S.A.	620	791
	290,753	322,164

10.	WORK IN PROGRESS

As of 2021, work in progress includes those costs incurred related to future activities under engineering and construction contracts and according to management’s estimates all costs incurred would be billed and collected. As of December 31, 2021 the balance was S/309.1 million.

The methodology established that contract revenue was recognized based on the performance of a physical portion of the contract compared to the total committed. In the financial statements, the net position of the contract was presented as either an asset or a liability. The contract is considered an asset when the amount of costs incurred, plus recognized gains, estimated losses and approved valuations was greater than the amount billed. This asset was presented as “Work in Progress”. If the resulting amount was less than the invoiced amount, it was presented as a liability under “Accounts payable – Provision for estimated contract costs by stage of completion” (See Note 17 (a)-ii).

During the year 2022, the Company identified an error in the application of its revenue and cost recognition in the subsidiaries of the “Engineering and Construction” segment in relation to the IFRS 15 accounting standard “Revenue from Contracts with Customers”. Thus, the adjustments to the aforementioned revenue and cost recognition methodology have an impact on the accounting and allocation of considerations to performance obligations and related costs for the years ended December 31, 2021. The total effect of this adjustment is shown in the Accumulated Results account as of December 31, 2022 for a total of S/17,968. The Company evaluated the application of its methodology and the adjustments implemented to it, determining that the related impact was not material to the Company’s consolidated financial statements for the year ended December 31, 2021.

The following is a detail and description of the differences identified as of December 31, 2021, which will be included in the closing financial statements as of December 31, 2022:

As of December 31, 2021	Statement of financial position			Statement of income
	Assets	Liabilities	Retained earnings	Profit of the year
i) Revenue shortfall from ordinary activities	261,644	-	61,059	200,585
ii) Construction cost deficit - work in progress	(309,063)	-	(173,701)	(135,362)
iii) Construction cost overruns - provision for contract costs	-	(67,937)	95,697	(27,760)
iv) Tax effect of identified adjustments	-	5,589	3,440	(9,029)
v) Translation adjustment and effect on non-controlling interests	3,039	-	3,039	-
Sub total	(44,380)	(62,348)	(10,466)	28,434
Total effect on shareholders’ equity as of December 31, 2021				17,968

11.	TRANSACTIONS WITH RELATED PARTIES

a)	Transactions with related parties

Major transactions for the year ended December 31, 2021, and 2022 between the Company and its related parties are summarized as follows:

	2021	2022
Revenue from sales of goods and services:
- Joint operations	22,374	48,042
	22,374	48,042

Inter-company services are agreed based on market terms and conditions as if they had been agreed with third parties.

b)	As of December 31, this balances comprises the following:

	2021		2022
	Receivable	Payable	Receivable	Payable
Current portion:
Joint operations
Consorcio Rio Urubamba	9,792	-	9,606	-
Consorcio Rio Mantaro	-	7,043	-	12,247
Consorcio Constructor Chavimochic	-	9,301	-	9,421
Consorcio Manperan	1,389	4,968	603	4,064
Consorcio TNT Vial y Vives - DSD Chile Ltda	-	633	8,664	3,153
Consorcio Inti Punku	1,865	1,733	4,030	3,104
Consorcio Peruano de Conservación	654	2,392	752	2,629
Consorcio Vial Quinua	-	1,947	-	1,945
Consorcio Italo Peruano	1,394	106	1,524	-
Consorcio GyM Conciviles	1,479	1,074	-	1,426
Terminales del Perú	92	399	88	600
Consorcio Ermitaño	1,028	515	547	-
Consorcio Norte Pachacutec	125	282	57	246
Consorcio GyM-Stracon	-	143	-	160
Consorcio Huacho Pativilca	5	82	51	39
Consorcio CDEM	-	1,545	-	-
Consorcio La Gloria	150	-	160	-
Otros menores	133	1,721	1,662	1,056
	18,106	33,884	27,744	40,090

Other related parties
Ferrovias S.A.	-	15,513	-	13,354
Peru Piping Spools S.A.C.	2,711	1,607	-	-
	2,711	17,120	-	13,354
Current portion	20,817	51,004	27,744	53,444

Non-current portion
Gasoducto Sur Peruano S.A.	643,897	-	542,392	-
Ferrovias S.A.	-	14,690	-	15,054
Ferrovias Participaciones S.A.	-	36,022	-	12,239
Non-current	643,897	50,712	542,392	27,293

Accounts receivable and payable are mainly of current maturity, except for accounts receivable from Gasoducto Sur Peruano S.A. (hereinafter “GSP”), Ferrovias S.A. and Ferrovias Participaciones S.A.; which have no specific guarantees. These balances do not generate interest considering their maturity in short term.

The non-current account receivable mainly corresponds to the obligations arising from the early termination of the GSP project. As of December 31, 2022, the balance include: (i) account receivable book value net of impairment recorded by the parent Company for S/383 million, and present value of S/140 million (S/400 million and S/77 million, as of December 31, 2021, respectively) using the discounted cash flow method, at a rate of 5.86% (2.73% in 2021), (ii) in Cumbra Peru S.A. accounts receivable and unbilled receivables balances from Consorcio Constructor Ductos del Sur (CCDS) to GSP for S/299 million, which includes S/275 million receivables from CCDS and S/24 million for loss of profits (as of December 31, 2021, S/321 million which includes S/289 million and S/32 million, respectively).

12.	OTHER ACCOUNTS RECEIVABLE

As of December 31, this caption comprises the following:

	Total		Current		Non-Current
	2021	2022	2021	2022	2021	2022
Guarantee deposits	198,670	227,822	184,872	143,444	13,798	84,378
Credit from public institutions and recoverable taxes	133,428	141,891	93,981	102,689	39,447	39,202
Petroleos del Peru S.A.- Petroperu S.A.	106,077	105,073	19,262	15,291	86,815	89,782
Claims to third parties	151,346	76,432	124,724	32,611	26,622	43,821
Advances to suppliers	33,769	56,987	33,769	56,987	-	-
Restricted funds	7,346	52,014	-	44,668	7,346	7,346
Inversiones Majes S.A.	27,193	21,081	-	-	27,193	21,081
Accounts receivable from personneel	16,864	2,359	16,864	2,359	-	-
Other minors	13,726	4,813	13,587	4,693	139	120
	688,418	688,471	487,058	402,741	201,360	285,730

The fair value of the other short-term accounts receivable is similar to their book value due to their short-term maturity. The non-current portion corresponds mainly to non-financial assets such as claims to third parties and tax credits. Other non-current accounts receivable maintain maturities that vary between 2 and 5 years.

The maximum exposure to credit risk as of the reporting date is the carrying amount of each class of other accounts receivable mentioned.

13.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

As of December 31, this caption comprises the following:

	2021	2022
Associates	22,047	2,754
Joint ventures	9,126	12,163
	31,173	14,917

Movement of our investments in associates for the year ended December 31, 2021, and 2022 is as follows:

	2021	2022
Balance as of January 1	35,516	31,173
Equity interest in results	(861)	1,907
Dividends received	(3,445)	(380)
Capital reduction	-	(2,937)
Investment impairment	-	(14,526)
Investment disposal	-	(278)
Conversion adjustment	(37)	(42)
Balance as of December 31	31,173	14,917

The most relevant associates are described below:

i.	Gasoducto Sur Peruano S.A

In November 2015, the Company acquired a 20% interest in GSP and in turn, obtained a 29% interest in Consorcio Constructor Ductos del Sur (hereinafter “CCDS”) through its subsidiary Cumbra Peru S.A.

On July 22, 2014, GSP signed the concession contract with the Peruvian State for the construction, operation and maintenance of a natural gas pipeline transportation system to meet the demand of the cities in southern Peru (hereinafter the “Concession Contract”). Additionally, GSP signed an engineering, procurement and construction contract with CCDS.

The Company made an investment in GSP of US$242.5 million, and agreed to assume 20% of the performance bond established in the Concession Contract (for a total amount of US$262.5 million), and 21.49% of the guarantee for a bridge loan of US$600 million.

Early termination of the Concession Contract

On January 24, 2017, the Peruvian Ministry of Energy and Mines (hereinafter “MINEM”) declared the early termination of the Concession Contract, relying on the provisions of clause 6.7, as a consequence of not having accredited the financial closure within the contractual term, proceeding with the immediate execution of the entirety of the faithful performance guarantee.

The situation described in the previous paragraph generated the execution of the counter-guarantees granted by Aenza in favor of the issuer of the guarantees: US$52.5 million in the case of the performance bond and US$129 million for the corporate guarantee on the bridge loan granted to GSP. According to the Concession Contract, the guarantees were paid on behalf of GSP, therefore, the Company recognized the right to collect for US$181.5 million, which were recorded in 2016 as Receivables from Related Parties.

On October 11, 2017, the deed of agreement for the delivery of the assets of the Southern Peruvian gas pipeline concession was signed between GSP and MINEM. The assets included the works, equipment, facilities and engineering studies provided for the execution of the project.

Upon termination of the Concession Contract, and in accordance with the provisions of clause 20 thereof, the Peruvian State had the obligation to hire an internationally recognized auditing entity to calculate the net book value of the concession assets (hereinafter “NCV”), and to call up to three auctions on GSP’s assets. However, to date, the Peruvian State continues to fail to comply with these contractual obligations. The amount of the VCN was calculated at US$2,602 million by an independent auditing firm hired by GSP as of December 31, 2016.

AENZA S.A.A. Collection Actions.

On December 21, 2018, the Company filed with the Peruvian State a request for direct treatment, whereby it required the payment of the VCN in favor of GSP. On October 18, 2019, the Company filed with ICSID a request for arbitration. On December 27, 2019, the Company withdrew from the arbitration in compliance with the preliminary agreement of effective collaboration signed with the Public Prosecutor’s Office and the Ad hoc Prosecutor’s Office on the same date (Note 1). The withdrawal of the request for arbitration before ICSID does not imply the loss of the Company’s collection rights against GSP, nor does it restrict, limit or obstruct GSP’s ability to exercise its rights against the State.

The Company and its internal and external legal advisors consider that the payment owed by the State to GSP for the NCV of the concession assets is not within the scope of the withholding provided for in Law 30737, since such payment does not include a net profit margin and does not correspond to the sale of assets.

GSP’s Insolvency Proceedings

On December 4, 2017, GSP entered into bankruptcy proceedings before the Peruvian National Institute for the Defense of Competition and Protection of Intellectual Property (“INDECOPI”). Aenza recorded the claim for accounts receivable of US$ 0.4 million and US$ 169.3 million, the latter held in trust in favor of the Company’s creditors. As of the date of this report, GSP is in the process of liquidation and Aenza is chairing the Board of Creditors. The approval of the Liquidation Agreement, which provides the framework for the liquidator’s work, is still pending.

As of December 31, 2022, the present value of accounts receivable from GSP is US$81.1 million, equivalent to S/ 322.6 million (as of December 31, 2021 it was US$ 88.6 million, equivalent to S/320 million) and maintains an accumulated impairment of US$82.8 million (S/329 million). The Company’s management maintains the recovery estimate at 8 years. However, it has updated the discount rate used in its estimates from 1.6% to 2.73%, resulting in a loss from discount restatement under amortized cost of US$7.5 million (S/29.8 million).

ii.	Concesionaria Chavimochic S.A.C.

In May 2014, Concesionaria Chavimochic S.A.C. (hereinafter, the “Concessionaire”) - in which Aenza has a 26.5% interest, entered into a Concession Contract (hereinafter, the “Concession Contract”) with the Peruvian State for the design, construction, operation and maintenance of the major hydraulic works of the Chavimochic Project (hereinafter, the “Project”). The construction of the Project started in 2015, with a concession term of 25 years and an investment amount of approximately US$647 million.

Pursuant to the Concession Contract, the works of the third stage of the Project were structured in two phases. To date, the works of the first phase (Palo Redondo Dam) are 70% complete. However, since the beginning of 2017, the early termination procedure of the Concession Contract was initiated due to contractual breach by the Grantor, having suspended all activities in December 2017. Not having reached an agreement, the Concessionaire initiated an arbitration process before the United Nations International Commercial Law Commission (CNUDI by its acronym in Spanish).

On October 4, 2022, the Arbitral Award notified the parties with the award, which provided for the early termination of the Concession Contract and ordered, among others, that the Grantor pay the Concessionaire US$25.3 million as a consequence of its failure to provide the Project Control Delivery and, the execution of 70% of the Performance Bond or the payment of US$25 million for the Concessionaire’s failure to obtain financial closure.

Despite the Concessionaire’s requests for exclusion and integration of the award, the Tribunal did not issue a decision within the deadline, and the award was consented to.

14.	INVESTMENT PROPERTY, PROPERTY, PLANT AND EQUIPMENT, INTANGIBLE ASSETS AND RIGHT-OF-USE ASSETS

The movement in investment property, property, plant and equipment, intangible assets and right-of-use assets accounts for the year ended December 31, 2021 and 2022, are as follows:

		Property,
	Investment	plant and	Intangibles	Right-of-use
	property	equipment	assets	assets
	(a)	(a)	(b)	(a)

Net cost as of January 1, 2021	26,073	405,469	791,990	64,518
Additions	152	38,191	67,741	13,931
Deconsolidation, net	-	(7,935)	(751)	(6,632)
Reclassifications and disposals	41,150	(50,839)	(2,080)	-
Conversion adjustments	(48)	(5,252)	(6,997)	(401)
Deductions for sale of assets	-	(5,684)	-	-
Depreciation, amortization	(4,316)	(70,780)	(106,512)	(23,699)
Net cost as of December 31, 2021	63,011	303,170	743,391	47,717

Net cost as oft January 1, 2022	63,011	303,170	743,391	47,717
Additions	52	64,696	165,157	21,567
Reclassifications and disposals	1,291	(15,778)	(3,164)	(256)
Conversion adjustments	-	(6,389)	(16,013)	(112)
Deductions for sale of assets	-	(7,385)	-	-
Depreciation, amortization	(3,937)	(52,342)	(102,035)	(18,709)
Net cost as of December 31, 2022	60,417	285,972	787,336	50,207

(a)	Investment property, property, plant and equipment and right-of-use assets

As of December 31, 2022, additions in property, plant and equipment, mainly correspond to energy segment, due to work in progress, machinery, buildings, other equipment, furniture and fixtures and vehicles in S/49.9 million. Additionally, additions in engineering and construction segment, for machinery, other equipment for S/8 million; additions in real estate segment, for work in progress, machinery and other equipment for S/3.4 million and additions in infrastructure segment, for buildings, machinery, furniture and fixtures and other equipment for S/3.3 million (As of December 31, 2021, correspond mainly to additions in engineering and construction, for machinery, other equipment, vehicles, furniture and fixture and buildings for a total of S/20.2 million, as well as additions in energy segment, for works in progress, replacement units, machinery, furniture and fixture, land and buildings in S/16.8 million).

During the last quarter of 2021, the net value corresponding to the property located at Av Paseo de la Republica 4675 has been reclassified to Investment Properties due to management’s decision to lease the building to third parties.

As of December 31, 2022, additions to right-of-use assets mainly correspond to lease agreements in energy segment, for the acquisition of real estate, vehicles, machinery, and equipment for a total of S/13.4 million; and additions in infrastructure segment for vehicles for S/4.1 million (as of December 31, 2021, mainly correspond to additions in infrastructure segment for vehicles for a total of S/3.4 million).

For the year ended December 31, 2021 and 2022, depreciation of property, plant and equipment, investment property and right-of-use assets is presented in the consolidated statement of income as follows:

	2021	2022

Cost of sale of goods and services (Note 21)	82,063	72,421
Administrative expenses (Note 21)	5,425	2,567
Depreciation from discontinued operations	11,307	-
Total depreciation	98,795	74,988
(-) Depreciation related to investment property (Note 14)	(4,316)	(3,937)
(-) Depreciation related to right-of-use assets (Note 14)	(23,699)	(18,709)
Total depreciation of property, plant and equipment	70,780	52,342

(b)	Intangible assets

As of December 31, 2022, additions mainly correspond to energy segment due to investments in the preparation of wells and other assets for S/148.1 million; additions to engineering and construction segment due to investment in software and development expenses for S/9.8 million and additions to infrastructure segment due to concessions and licenses for S/7 million; (as of December 31, 2021, additions mainly correspond to energy segment due to investments in the preparation of wells for S/51.3 million; additions to engineering and construction segment due to investment in software and development expenses for S/8.5 million; and additions to infrastructure segment due to concessions and licenses for S/6.2 million).

For the year ended December 31, 2021 and 2022, the breakdown of intangible amortization included in the consolidated statement of income is as follows:

	2021	2022
Cost of sale of goods and services (Note 21)	101,578	99,210
Administrative expenses (Note 21)	3,642	2,825
Amortization from discontinued operations	1,292	-
Total amortization	106,512	102,035

Goodwill

Management reviews businesses results based on the type of economic activity developed. The cash-generating units are distributed in the following segments:

	2021	2022
Engineering and construction	36,345	28,741
Electromechanical	20,735	20,736
	57,080	49,477

15.	BORROWINGS

As of December 31, this caption comprises the following:

	Total		Current		Non-current
	2021	2022	2021	2022	2021	2022

Bank loans (a)	343,679	657,223	217,935	551,823	125,744	105,400
Other financial entities (b)	165,878	162,750	3,746	8,725	162,132	154,025
Lease liability for right-of-use asset	60,507	59,085	14,541	12,879	45,966	46,206
Finance leases	9,836	835	5,118	835	4,718	-
	579,900	879,893	241,340	574,262	338,560	305,631

(a)	Bank loans

As of December 31, 2021 and 2022, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations accrue fixed interest rates which fluctuate between 0.5% and 13.5% in 2022 (between 0.9% and 11% in 2021).

	Interest rate	Date of maturity	2021	2022

AENZA S.A.A. (i)	Term SOFR 3M + from 6.26% to 8.51%	2023	-	463,773
Unna Energia S.A. (ii)	6.04% / 7.68%	2027	143,986	126,064
Viva Negocio Inmobiliario S.A. (iii)	7.00% / 11.35%	2024	65,262	51,314
Morelco S.A.S. (iv)	9.95% / 10.93%	2023	-	10,674
Vial y Vives - DSD S.A. (v)	0.52% / 13.54%	2025	22,990	5,398
Cumbra Peru S.A. (vi-vii)	8.00%	2023	111,441	-
			343,679	657,223

i)	AENZA S.A.A. Bridge Loan Agreement

On March 17, 2022, the Company entered into a bridge loan credit agreement for up to US$120 million, with a group of financial entities comprised by Banco BTG Pactual S.A. - Cayman Branch, Banco Santander Peru S.A., HSBC Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC, and Natixis, New York Branch. The financing will be repaid over a period of 18 months, in quarterly payments, and will be secured, subject to the fulfillment of certain precedent conditions, by a cash flow trust (first lien), a pledge on our shares in Unna Energia S.A. (first lien), and a trust fund over the shares of Viva Negocio Inmobiliario S.A. (second lien). On April 5, 2022, the Company received the full amount of the financing for US$120 million. The loan bears interest at the following interest rates: (i) for the first and second payment, Term SOFR + 6.26%; (ii) for the third and fourth payment, Term SOFR + 6.76%; (iii) for the fifth payment, Term SOFR + 7.51%; and (iv) for the sixth payment, Term SOFR + 7.51%. As of December 31, 2022, the total amount payable is S/463.8 million, includes principal of S/458.4 million, plus interest and net deferred charges of S/5.4 million. As of December 31, 2022, the Company has complied with the corresponding covenants established in the contract loan.

ii)	Unna Energia S.A. Loan

Terminales del Peru (hereinafter “TP”), a joint operation of the subsidiary Unna Energia S.A., has a medium-term loan agreement with Banco de Credito del Peru (hereinafter “BCP”) up to US$30 million to finance the investments committed and up to US$70 million to finance the additional investments from the operation contract of the North and Center terminals for the period 2015 to 2019, its period of availability is until December 31, 2022, with a maximum exposure limit of US$80 million. These loans are repaid within 8 years. During 2022 additional cash transfer of US$8.5 million (equivalent to S/32.7 million) was requested for the additional investments. As of December 31, 2022, the amount of financing equivalent to the 50% interest held by the subsidiary Unna Energia S.A. amounts to US$26.2 million, equivalent to S/100.2 million (US$27.2 million, equivalent to S/108.7 million, as of December 31, 2021).

In addition, during November 2019, TP signed a loan agreement to finance the additional investments from 2019 to 2023, for a credit line amounting to US$46 million with BCP. The contract confirmed the participation of an assignee, so BD Capital (BDC) acquired 50% of the BCP contractual position through the subscription of the accession contract. As of December 31, 2022, the amount of financing equivalent to the 50% interest held by the subsidiary Unna Energia S.A. amounts to US$7.4 million, equivalent to S/28.1 million (US$9.2 million, equivalent to S/36.8 million, as of December 31, 2021).

As of December 31, 2021, and 2022, TP is in compliance with the ratios established in the contract loan.

iii)	Viva Negocio Inmobiliario S.A. Loan

As of December 31, the balance includes the following:

	Interest rate	Date of maturity	2021	2022

Banco de Credito del Peru	7.00% / 7.94%	2023	35,679	36,562
Banco Interamericano de Finanzas	11.35%	2024	18,456	12,636
BBVA Continental	7.94%	2024	9,742	2,116
Eldo Peru S.A.C.	11.00%	2022	1,385	-
			65,262	51,314

iv)	Morelco S.A.S. Loan

As of December 31, the balance includes the following:

	Interest rate	Date of maturity	2022

Bancolombia S.A.	10.39%	2023	4,330
Banco de Bogota	9.95% / 10.93%	2023	6,344
			10,674

v)	Vial y Vives - DSD S.A. Loan

As of December 31, the balance includes the following:

	Interest rate	Date of maturity	2021	2022

Eurocapital	13.54%	2025	4,352	3,389
Tanner	5.94%	2023	6,390	1,077
BCI Asset Management	0.52%	2023	7,055	473
Finameris Servicios Financieros	1.50%	2023	978	459
E. Capital S.A.	1.50%	2022	1,983	-
Capital Express	1.25%	2022	1,488	-
Finmas S.A.	1.50%	2022	744	-
			22,990	5,398

vi)	Financial Stability Framework Agreement

In July 2017, the Company and its subsidiaries (Cumbra Peru S.A., Construyendo Pais S.A., Vial y Vives - DSD S.A. and Concesionaria Via Expresa Sur S.A.) signed a Financial Stability Framework Agreement with the following financial entities: Scotiabank Peru S.A., Banco Internacional del Peru S.A.A., BBVA Banco Continental, Banco de Credito del Peru, Citibank del Peru S.A. and Citibank N.A. The objectives of the Financial Stability Framework Agreement were to guarantee Cumbra Peru S.A. a syndicated revolving line for working capital, a non-revolving line of credit to finance repayment commitments subject to performance bonds; guarantee lines of credit for the issuance of the performance bond and undertake to maintain the existing letters of credit issued at the request of Cumbra Peru S.A. As of December 31, 2021, the Company complied with the obligations and covenants established in the Financial Stability Framework Agreement.

On March 29, 2022, S/28.2 million and US$0.3 million corresponding to the total balance of the Financial Stability Framework Agreement were fully paid (as of December 31, 2021, the balance payable was US$7.4 million, equivalent to S/29.5 million).

vii)	Banco Santander Peru S.A. Loan

On December 28, 2020, Tecnicas Reunidas enforced two letters of credit for a total amount of US$23.7 million, which had been issued by Banco Santander Peru S.A. on behalf of our subsidiary Cumbra Peru S.A. as security pursuant to a construction contract. As a result, Cumbra Peru S.A. subscribed a loan with Banco Santander for principal amount of US$23.7 million (equivalent to S/85.9 million). The loan accrued interest at an annual effective interest rate of Libor + 8%. As of December 31, 2021, the debt balance was US$20.2 million, equivalent to S/80.8 million, Cumbra Peru S.A. complied with the covenants under the Loan Agreement with Banco Santander Peru S.A.

In April 2022, Cumbra Peru S.A. paid the entire debt amounting to US$20.2 million.

(b)	Other financial entities

Corresponds to the monetization of Red Vial 5 S.A. dividends, operation carried out on May 29, 2018, for the subscription of an investment contract between the Company and Inversiones Concesiones Vial S.A.C. (“BCI Peru”) - whith the intervention of Fondo de Inversiones BCI NV (“Fondo BCI”) and BCI Management Administradora General de Fondos S.A. (“BCI” Asset Management”) - to monetize future dividends from Red Vial 5 S.A. to the Company. With the signing of this agreement, the Company obligated itself to indirectly transfer its economic rights over 48.8% of the share capital of Red Vial 5 S.A. by transferring its class B shares (equivalent to 48.8% of the capital of Red Vial S.A.) to a vehicle specially constituted for such purposes named Inversiones en Autopistas S.A. The amount of the transaction was US$42.3 million (equivalent to S/138 million) and was completed on June 11, 2018.

Likewise, it has been agreed that the Company will have purchase options on 48.8% of Red Vial 5 S.A.’s economic rights that BCI Peru will maintain through its participation in Inversiones en Autopistas S.A. These options will be subject to certain conditions such as the expiration of different terms, recovery of the investment made with the funds of the BCI Fund (according to different economic calculations) and/or that a change of control occurs.

In 2020, the Company recognized at fair value the liability amounting to US$42.1 million (equivalent to S/152.5 million).

As of December 31, 2022, the balance to be paid amounted to US$42.6 million, equivalent to S/162.8 million (as of December 31, 2021, balance was US$41.5 million, equivalent to S/165.8 million) and includes the effect of the fair value of S/16.6 million (as of December 31, 2021, S/12.4) (Note 23-b.ii). Accrued interest amounted to S/9.3 million (in 2021, S/10 million).

(c)	Fair value of borrowings

As of December 31, the carrying amount and fair value of borrowings are detailed as follows:

	Carrying amount		Fair value
	2021	2022	2021	2022

Bank loans	343,679	657,223	372,270	644,018
Other financial entities	165,878	162,750	165,878	162,750
Lease liability for right-of-use asset	60,507	59,085	66,943	58,719
Finance leases	9,836	835	9,097	776
	579,900	879,893	614,188	866,263

As of December 31, 2022, the fair value is based on cash flows discounted using debt rates between 4.7% and 17.6% (between 3.9% and 10% as of December 31, 2021) and are included as Level 2 in the level of measurement, except for other financial entities which is measured within level 3.

16.	BONDS

As of December 31, this caption comprised the following:

	Total		Current		Non-current
	2021	2022	2021	2022	2021	2022

Tren Urbano de Lima S.A. (a)	626,697	629,956	24,496	31,203	602,201	598,753
Red Vial 5 S.A. (b)	251,933	218,684	36,637	41,343	215,296	177,341
Cumbra Peru S.A. (c)	26,282	21,273	4,896	4,554	21,386	16,719
AENZA S.A.A. (d)	356,010	-	3,809	-	352,201	-
	1,260,922	869,913	69,838	77,100	1,191,084	792,813

(a)	Tren Urbano de Lima S.A.

During February 2015, the subsidiary Tren Urbano de Lima S.A. issue corporate bonds under Regulation S of the United States of America. The issuance was made in VAC soles (adjusted for the Constant Update Value) for an amount of S/629 million. The bonds have a maturity ended in November 2039 and accrue an annual effective interest rate of 4.75% (plus the VAC adjustment), present a risk rating of AA+ (local scale) granted by Apoyo & Asociados Internacionales Clasificadora de Riesgo. As of December 30, 2022, an accumulated amortization amounting to S/126.8 million has been made (S/106.9 million as of December 31, 2021).

As of December 31, 2022, the balance includes VAC adjustments and interest payable for S/143.3 million (S/121.1 million as of December 31, 2021).

The account movement of such corporate bonds for the years ended December 31, 2021 and 2022 is as follows:

	2021	2022

Balance as of January, 1	624,454	626,697
Amortization	(16,376)	(19,848)
Accrued interest	49,013	54,918
Interest paid	(30,394)	(31,811)
Balance as of December, 31	626,697	629,956

As of December 31, 2021, and 2022, Tren Urbano de Lima S.A. has complied with the corresponding covenants.

As of December 31, 2022, the fair value amounts to S/630.7 million (S/626.8 million, as of December 31, 2021), this is based on discounted cash flows using an annual effective interest rate of 5.9% (cash flows using an annual effective interest rate of 4.9% as of December 31, 2021) and corresponds to level 3 of the fair value hierarchy.

(b)	Red Vial 5 S.A.

Between 2015 and 2016, the subsidiary Red Vial 5 S.A. issued the First Corporate Bond Program on the Lima Stock Exchange for a total S/365 million. Risk rating agencies Apoyo & Asociados Internacionales graded this debt instrument AA+.

The capital raised was used to finance the construction of the second phase of Red Vial No.5 and the financing of VAT arising from a project-related expenses.

The account movement for the years ended December 31, 2021, and 2022 is as follows:

	2021	2022

Balance as of January, 1	280,848	251,933
Amortization	(28,836)	(33,085)
Accrued interest	22,315	19,744
Interest paid	(22,394)	(19,908)
Balance as of December, 31	251,933	218,684

As of December 31, 2021, and 2022, Red Vial 5 S.A. has complied with the covenants.

As of December 31, 2022, the fair value amounts to S/224.8 million (as of December 31, 2021, S/260 million), is based on discounted cash flows using an annual effective interest rate 8.1% (8.1% as of December 31, 2021) and is within level 2 of the fair value hierarchy.

(c)	Cumbra Peru S.A.

At the beginning of 2020, the subsidiary Cumbra Peru S.A. prepared the First Private Bond Program, up to a maximum amount of US$8 million.

In the first quarter of the year 2020, bonds issued amounts to US$7.8 million (equivalent to S/25.9 million) under the debt swap modality, related to its outstanding trade accounts.

The bonds mature in December 2027 and bear an annual effective interest rate of 8.5%, payment is semi-annual and have a risk rating of B-, granted by the rating company Moody’s Peru. As of December 30, 2022, the balance includes accrued interest payable for US$0.2 million, equivalent to S/0.8 million (US$0.3 million, equivalent to S/1 million, as of December 31, 2021).

The account movement for the years ended December 31, 2021, and 2022 is as follows:

	2021	2022

Balance as of January, 1	27,457	26,282
Amortization	(3,687)	(3,812)
Exchange difference	2,561	(1,030)
Accrued interest	2,219	1,858
Interest paid	(2,268)	(2,025)
Balance as of December, 31	26,282	21,273

As of December 31, 2022, the fair value amounts to S/19.7 million (S/27.1 million as of December 31, 2021), is based on discounted cash flows using a rate of 11.4% (7.4% as of December 31, 2021) and is within level 3 of the fair value hierarchy.

(d)	AENZA S.A.A.

On August 13, 2021, AENZA S.A.A. issued bonds convertible (hereinafter, the “Bonds”) into common shares with voting rights. The total amount of the issue was US$89.9 million, issuing 89,970 bonds, each with a nominal value of US$ 1,000.

The placement of these bonds was executed locally and were made available to investors only in Peru pursuant to the provisions of the applicable current Peruvian legislation. The bonds maturity date was February 2024, bear an annual effective interest rate of 8%, and were payable on a quarterly basis.

Pursuant to the terms and conditions of the convertible bonds, issued, these may be converted into shares as of the sixth months from the date of issuance, according to the following procedure: 1) the conversion day was the last business day of each month; 2) the conversion may be totally or partially; 3) the conversion notice must be sent to the Bondholders’ Representative no later than 5 business days prior to the conversion date; and 4) the conversion price would be the minimum between (i) US$0.33 (Zero and 33/100 United States Dollars) per Share, and (ii) 80% of the average price of the transactions occurring thirty (30) days prior to the Conversion Date, weighted by the volume of each transaction. The conversion will be made by dividing the current nominal value of each bond by the conversion price.

As of December 31, 2021, the debt balance net of costs incurred amounted to US$89.9 million equivalent to S/356 million. Thereafter the Corporation converted entirely all the bonds into common shares in two tranches, first on February 28, 2022, 11,000 bonds and secondly on March 31, 2022, 78,970 bonds(see, Note 20); due the conversion, the balance of the debt was fully paid.

17.	TRADE ACCOUNTS PAYABLE

As of December 31, this caption is comprised by the following:

	2021	2022

Invoices payable	506,798	523,175
Cost provision (a)	468,360	506,726
Notes payable	5,609	5,390
	980,767	1,035,291

(a)	The cost provision include the following:

i)	Goods and services received not invoiced amounting to S/385.6 million for the engineering and construction segment, S/47.6 million for the infrastructure segment, S/37 million for the energy segment, S/19 million for the real estate and S/12.8 million for operations of the parent company (S/296.6 million, S/42.3 million, S/24.2 million, S/20.6 million and S/16 million, respectively, as of December 31, 2021).

ii)	Provision for estimated contract costs by stage of completion related mainly to projects of the engineering and construction segment for S/68.6 million, as of December 31, 2021. See explanation of the change in the methodology for revenue and cost recognition in Note 10.

18.	OTHER ACCOUNTS PAYABLE

As of December 31, this caption is comprised by the following:

	Total		Current		Non-current
	2021	2022	2021	2022	2021	2022

Advances received from customers (a)	322,680	365,730	315,644	350,194	7,036	15,536
Other taxes payable	124,004	166,547	112,737	138,535	11,267	28,012
Salaries and other payable to personnel	126,466	99,225	126,466	99,225	-	-
Arbitration payable	58,502	73,348	58,502	34,560	-	38,788
Consorcio Ductos del Sur - payable (b)	77,665	25,652	29,242	12,921	48,423	12,731
Guarantee deposits	26,017	18,552	26,017	18,552	-	-
Share purchase agreement - Inversiones Sur	15,992	15,280	-	15,280	15,992	-
Acquisition of additional non-controlling interest	25,253	9,344	25,253	9,344	-	-
Royalties payable	5,668	9,303	5,668	9,303	-	-
Put option liability on Morelco acquisition	27,986	4,905	27,986	4,905	-	-
Other accounts payable	37,117	34,441	27,466	27,191	9,651	7,250
	847,350	822,327	754,981	720,010	92,369	102,317

(a)	Advances received from customers mainly correspond to construction projects, and are applied to progress billings, in accordance with contract terms. The increase is mainly due to advances received from the client Lima Airport Partners S.R.L. for the Intipunku consortium in S/65 million and advances received from Buenaventura San Gabriel Project in S/33 million, and the decrease corresponds to the creditor Celulosa Arauco for the Evaporadores Mapa project S/51 million. respectively.

	Total		Current		Non-current
	2021	2022	2021	2022	2021	2022

Customer advances from Consortiums	27,568	100,650	27,568	100,650	-	-
Pebbles Quebrada Blanca Phase 2 Project	120,642	91,107	120,642	91,107	-	-
Customer advances for real estate projects	80,188	85,741	80,188	85,741	-	-
Special National Transportation Infrastructure Project	19,582	33,879	12,765	32,995	6,817	884
San Gabriel - Buenaventura Project	-	33,206	-	18,743	-	14,463
Quellaveco Project	10,841	5,984	10,841	5,984	-	-
Evaporadores Modernización y ampliación de la Planta Arauco Project (MAPA)	52,063	1,531	52,063	1,531	-	-
Gasoducto Piura Construction	5,745	-	5,745	-	-	-
Others	6,051	13,632	5,832	13,443	219	189
	322,680	365,730	315,644	350,194	7,036	15,536

(b)	The balance of other accounts payable from Consorcio Constructor Ductos del Sur mainly corresponds to payment obligations to vendors and main subcontractors for S/25.6 million (S/77.6 million as of December 31, 2021) arisen by the subsidiary Cumbra Peru S.A. due to the termination of Gasoducto Sur Peruano S.A. operations (see, Note 11).

The fair value of current accounts is approximate to their book value due to short-term maturities. The non-current part mainly includes non-financial liabilities such as advances received from customers; the remaining balance is not significant in the financial statements.

19.	OTHER PROVISIONS

As of December 31, this caption is comprised by the following:

	Total		Current		Non-current
	2021	2022	2021	2022	2021	2022

Legal claims (a)	364,385	580,216	117,520	86,751	246,865	493,465
Tax claims	37,466	53,577	16,776	33,127	20,690	20,450
Provision for closure (b)	82,475	68,160	20,533	11,851	61,942	56,309
	484,326	701,953	154,829	131,729	329,497	570,224

(a)	Legal contingencies are comprised by the following:

Civil compensation to Peruvian Government

Corresponds to the legal contingency estimated by management for exposure of the Company to a probable compensation in relation to their participation as minority partners in certain entities that developed infrastructure projects in Peru with companies belonging to the Odebrecht group and projects related to “Club de la Construccion”. As indicated in Note 1-c) on September 15, 2022, the collaboration and benefits agreement is signed, through which AENZA recognizes it was utilized by certain former executives to commit illicit acts until 2016, and commits to pay a civil penalty to the Peruvian State of S/488.9 million. The civil penalty will be made within a term of 12 years, under a legal interest rate in Soles and US Dollars (3.03% and 1.15% effective interest annual rate as of September 30, 2022, respectively); in addition, the Company compromise to establish a package of guarantees after the court approval i) a trust that includes shares issued by a subsidiary of AENZA; ii) a mortgage on a real state asset and iii) guaranty account with funds equivalent to the annual fees corresponding to the following year. Among other conditions, the Agreement includes a restriction for Aenza and the subsidiaries Cumbra Peru S.A., and Unna Transporte S.A. to participate in public construction and road maintenance contracts with the Peruvian State for two (2) years, counted from court’s approval. As of December 31, 2022, the Company recognized in its financial statements the integrity of the liability associated with the Agreement for S/488.9 million (S/333.3 million and US$40.7 million), in the caption “Other Provisions” within the consolidated statement of financial position, affecting results for the period, equivalent to the remaining portion of the total imputed, for approximately S/258.3 million in the caption “Other expenses” within the consolidated income statement. (As of December 31, 2021 was S/164.6 million and US$18.9 million equivalent to S/240.1 million).

Administrative process INDECOPI

i)	On March 9, 2021, Cumbra Peru S.A. was notified with a Final instruction Report prepared by the Technical Secretary of the National Institute of Competence, Protection and Intellectual Property - INDECOPI (by its acronym in Spanish and INDECOPI hereinafter) in relation to the administrative sanction process against 33 construction companies and other 26 of their executives for allegedly arranging a coordination system to illegally distribute several contract tenders conducted by Provias Nacional and other govenmental entities. On November 15, 2021 INDECOPI’s – Free Competence Defense Commission, through Resolution N°080-021-CLC-INDECOPI, ruled in favor to sanction the companies and their executives, included Cumbra Peru S.A. On December 9, 2021, Cumbra Peru filed an appeal against such ruling, suspending its application including the payment of imposed fines and compliance of corrective measures dictated. The Company and its legal advisors estimated a provision amounting to S/52.4 million that was recognized as of December 31, 2022 (S/52.6 million as of December 31, 2021).

ii)

On February 7, 2022, Cumbra Peru S.A. and Unna Transporte S.A.C. were notified by INDECOPI under File 003-2020/CLC-IP, issued on Resolution 038-2021/DLC-INDECOPI of December 28, 2021, through which initiate a sanctioning administrative procedure for the alleged execution of a horizontal collusive practice in the form of concerted distribution of suppliers in the contracting market of construction workers industry across nation-wide, during the period comprehended between years 2011 to 2017.

On April 7, 2022, Cumbra Peru S.A. and Unna Transporte S.A.C. submitted a proposal for a cease and desist agreement for the early termination of the administrative sanctioning procedure, in which (i) they acknowledged the alleged conduct, (ii) they committed to maintain in the years 2022, 2023 and 2024 a program of compliance with free competition rules, and (iii) they agreed to pay a compensation amounting to S/2.7 million in two installments (one after 60 days and the second after 12 months). By Resolution No. 054-2022/CLC-INDECOPI dated August 19, 2022, the Commission for the Defense of Free Competition of INDECOPI approved the proposed cease and desist commitment and concluded the sanctioning procedure. As of December 31, 2022, the Company and its legal advisors estimated a provision amounting to S/1.4 million recognized as of December 31, 2022 (S/4.8 million as of December 31, 2021).

Shareholder class action lawsuits in the Eastern District Court of New York, United States of America

During the first quarter of 2017 two collective demands were filed against the Company, and certain former employees in the Eastern District of New York attending Securities Act legislation.

On July 2, 2020, the Company signed the definitive settlement agreement with plaintiffs’ counsel, whereby the parties agree to terminate the collective demand subject to Court’s approval and payment of the settlement amount by the Company. The amount settled for the termination of the class action is equivalent to US$20 million. On September 14, 2021, the settlement agreement was approved by the Eastern District Court of New York. During 2020, a payment of US$0.3 million (equivalent to S/1.1 million) and US$5 million was made and covered by the Company and by the professional liability assurance policy in accordance with the agreement signed with the insurer, respectively. The term of the agreement stablishes that the remaining US$14.7 million, plus 5% annual effective interest rate and 8% after June 30, 2021, must be paid by the Company before September 30, 2021.

On June 30, 2021, a first amendment to the agreement was signed, in which is stablished a payment of US$0.6 million (equivalent to S/2.2 million), amortization of the outstanding balance on September 30, 2021, and an annual effective interest rate of 8%. On October 1, 2021, the second amendment to the agreement was signed, whereby US$5.5 million (equivalent to S/22.7 million) was paid plus accrued interest of US$0.9 million (equivalent to S/3.6 million), established as a new expiration date June 30, 2022, plus accrued interest per year at an annual effective interest rate of 9% was set.

As of December 31, 2021, the Company maintains a provision of US$8.6 million, equivalent to S/34.4 million, plus interests. This provision of S/33.3 million was full paid on April 8, 2022.

(b)	Provision for closure corresponds mainly to:

i)	Provisions for closure of wells of Unna Energia S.A. for S/56.5 million and contractual compliance with Petroperu for S/3.3 million (as of December 31, 2021, S/71.1 million and S/3.4 million, respectively);

ii)	Provision for costs associated of the subsidiary Red Vial 5 S.A., related to the closing of the concession contract and the process of claiming the tariff guarantee for toll suspension for S/5.6 million (as of December 31, 2021, S/5.1 million).

The account movement for the year ended as of December 31, 2021 and 2022 are as follows:

	Legal	Tax	Provision
	claims	claims	for closure	Total

As of January 1, 2021	326,868	8,176	52,949	387,993
Additions	59,109	30,505	10,815	100,429
Present value	19,627	-	9,780	29,407
Reversals of provisions	(13,027)	-	(2,957)	(15,984)
Transfers	466	(299)	716	883
Reclasification and compensation	(11,876)	-	3,335	(8,541)
Desconsolidation of subsidiary	(1,657)	-	-	(1,657)
Payments	(26,863)	(916)	(185)	(27,964)
Translation adjustments / Exchange difference	11,738	-	8,022	19,760
As of December 31, 2021	364,385	37,466	82,475	484,326

As of January 1, 2022	364,385	37,466	82,475	484,326
Additions	282,451	16,607	-	299,058
Present value	1,042	-	(2,496)	(1,454)
Reversals of provisions	(5,807)	(434)	(9,694)	(15,935)
Reclasification	(5,587)	(62)	-	(5,649)
Payments	(40,253)	-	(747)	(41,000)
Translation adjustments / Exchange difference	(16,015)	-	(1,378)	(17,393)
As of December 31, 2022	580,216	53,577	68,160	701,953

20.	CAPITAL

On February 28, 2022, according with terms and conditions of the convertible bond, the holders of 11,000 Convertible Bonds, each with a nominal value of US$1,000 each and for a principal amount equivalent to US$11 million, communicated the decision to execute their conversion rights. As consequence, AENZA issued provisional certificates for 37,801,073 new common shares, with a nominal value of S/1.00 each, with voting rights, and they are fully subscribed and paid. Therefore, the Company increased its capital stock from S/871,917,855 to S/ 909,718,928.

Additionally, on March 31, 2022, holders of 78,970 convertible bonds, each with a nominal value of US$1,000 each and for a principal amount equivalent to US$78.9 million, communicated their decision to execute their conversion rights. As consequence AENZA converted the bonds, as well as paid the accrued interest to the bondholders who have exercised their conversion rights. The Company issued provisional certificates for 287,261,051 new common shares. Therefore, the capital stock of the Company has increased from S/909,718,928 to S/1,196,979,979. After this last operation, the convertible bonds have been fully paid (see, Note 16-d).

As of December 31, 2022, the total capital stock of the Company corresponds a total of 130,025,625 shares represented in ADS, equivalent to 26,005,125 ADSs at a rate of 5 shares per ADS.

As of December 31, 2021, the total capital stock of the Company corresponds a total of 136,637,740 shares represented in ADS, equivalent to 27,327,548 ADSs at a rate of 5 shares per ADS.

21.	EXPENSES BY NATURE

For the year ended December 31, 2021, and 2022, this caption comprises the following:

	Cost of goods and services	Administrative expenses	Total
2021
Salaries, wages and fringe benefits	1,297,352	97,682	1,395,034
Services provided by third-parties	1,118,929	56,462	1,175,391
Purchase of goods	705,000	43	705,043
Other management charges	222,648	16,203	238,851
Depreciation (Note 14.a)	82,063	5,425	87,488
Amortization (Note 14.b)	101,578	3,642	105,220
Impairment of accounts receivable	9,420	2	9,422
Taxes	5,691	154	5,845
Impairment of property, plant and equipment	5,679	-	5,679
Impairment of Inventory	2,984	-	2,984
	3,551,344	179,613	3,730,957

2022
Salaries, wages and fringe benefits	1,254,006	97,914	1,351,920
Services provided by third-parties	1,364,793	42,158	1,406,951
Purchase of goods	633,963	-	633,963
Other management charges	323,775	9,580	333,355
Depreciation (Note 14.a)	72,421	2,567	74,988
Amortization (Note 14.b)	99,210	2,825	102,035
Impairment of accounts receivable	174,083	24	174,107
Taxes	16,479	261	16,740
Impairment of property, plant and equipment	931	7,269	8,200
Recovery of inventory	(1,972)	-	(1,972)
	3,937,689	162,598	4,100,287

22.	OTHER INCOME AND EXPENSES

For the year ended December 31, 2021, and 2022, this item comprises:

	2021	2022
Other income:
Sale of fixed assets	9,618	11,274
Accounts payable reversal	-	5,244
Valuation of well retairment provision	-	2,155
Change in contract of the call option	70,322	3,706
Recovery of provisions and impairments	6,070	2,067
Penalty income	1,883	4,715
Insurance compensation	3,728	209
Others	5,593	7,678
	97,214	37,048

	2021	2022
Other expenses:
Civil penalty recognized from the Agreement (Note 19.a)	-	258,267
Administrative sanctions and legal processes	61,252	18,265
Net cost of fixed assets disposal	7,794	8,137
Asset impairment	20,371	26,211
Disposal of property, plant and equipment	3,764	4,137
Renegotiation of contract with suppliers	176	5,266
Valuation of well abandonment	7,211	-
Others	1,123	4,480
	101,691	324,763
Other expenses, net	(4,477)	(287,715)

23.	FINANCIAL INCOME AND EXPENSES

For the year ended December 31, 2021, and 2022, this item comprises:

	2021	2022

Financial income:
Interest on short-term bank deposits	959	12,894
Profit for present value of financial asset or financial liability (a)	3,127	10,400
Business interests	438	856
Interest on loans to third parties	442	127
Others	807	1,577
	5,773	25,854

Financial expenses:
Loss for present value of financial asset or financial liability (b)	66,159	99,313
Interest expense on:
- Bank loans	56,534	64,947
- Bonds	36,830	34,844
- Loans from third parties	12,642	6,345
- Financial lease right-of-use	3,982	4,505
- Financial lease	862	474
Commissions and collaterals	23,034	22,389
Interests from Tax Administration	14,236	16,326
Exchange difference loss, net	47,211	269
Factoring expenses	93	1,973
Other financial expenses	2,235	3,801
Less capitalized interest	(1,244)	(937)
	262,574	254,249

(a)	Mainly corresponds to the adjustment in the Subsidiary Viva Negocio Inmobiliario S.A. for the present value on the account receivable to Ministerio de Vivienda, Construccion y Saneamiento from the Ancon Project for S/5.8 million at a discount rate of 7.99%.

(b)	Mainly corresponds to:

i)	Adjustment of present value of the account receivable from Gasoducto Sur Peruano S.A. for S/72.2 million, due to the variation in the discount rate, which increased from 2.73% to 5.86% (S/32.8 million due to an increase in the rate from 1.65% to 2.73% as of December 31, 2021).

ii)	Adjustment on the fair value of the loan of BCI at Inversiones en Autopistas S.A. for S/16.6 million, due to the variation in the discount rate, which increased from 8.39% to 9.97% (S/12.4 million due to an increase in the rate from 6.45% to 8.39% as of December 31, 2021).

iii)	Present value of the Inversiones Majes S.A. account receivable at Viva Negocio Inmobiliario S.A. for S/5 million at a discount rate of 8%.

24.	CONTINGENCIES, COMMITTMENTS AND GUARANTEES

Under Management’s opinion and of its legal advisors, provisions recognized mainly for civil lawsuits, labor disputes, tax claims, contentious and administrative processes are sufficient to cover the results of these probable contingencies (Note 19), and the balance of possible contingencies is S/390.1 million (S/387.8 million as of December 31, 2021).

a)	Tax contingencies

The Company considers that the maximum exposure for tax contingencies of the Corporate amounts to S/311 million (S/303.1 million as of December 2021), as described below.

i)	Appeal process at the Tax Court for S/256 million (Aenza S.A.A. S/124.1 million for income tax for the years 2013, 2014 and 2015; Cumbra Peru S.A. S/106.4 million for income tax for the years 2012 and 2014; Consorcio Constructor Ductos del Sur S/10.8 million for income tax for the year 2014; Consorcio Constructor Chavimochic S/9 million for income tax for the years 2014, 2015 and 2016; Cumbra Ingenieria S.A. S/3.3 million for income tax for the years 2013 and 2016; Viva Negocio Inmobiliario S.A. S/1.6 million for income tax for the year 2009; and Unna Transporte S.A. S/0.8 million for income tax and VAT of the year 2015).

ii)	Claim process at SUNAT for S/55 million (Aenza S.A.A.S/35.3 million for income tax for year 2016, Cumbra Ingenieria S.A. S/18.4 million for income tax for the years 2014 and 2015, Cumbra Peru S.A.S/1.3 million for income tax for the year 2016).

As of December 31, 2021, and 2022, according to Management’s opinion all the afore mentioned processes will be favorable considering their characteristics and the evaluation of their legal advisors.

b)	Other contingencies

The Company considers that the maximum exposure for other contingencies of the corporate amounts to S/79.1 million (S/84.7 million as of December 31, 2021), as detailed:

i)	Civil lawsuits, mainly related to indemnities for damages, contract terminations and obligations to pay a sum of money amounting to S/26.9 million (Cumbra Peru S.A. for S/20.1 million, Cumbra Ingenieria S.A. for S/3.8 million, Unna Transporte S.A.C. for S/1.9 million, Red Vial 5 S.A. for S/0.6 million, Viva Negocio Inmobiliario S.A. for S/0.3 million and Morelco S.A.S. for S/0.2 million).

ii)	Labor claim processes amounting to approximately S/22.2 million (Morelco S.A.S for S/19 million, Unna Energia S.A. for S/1.6 million, Unna Transporte S.A.C for S/1.2 million, Cumbra Peru S.A. for S/0.3 million and Viva Negocio Inmobiliario S.A. for S/0.1 million).

iii)	Contentious administrative processes amounting to S/15.3 million (Unna Energia S.A. for S/12.8 million, and Morelco S.A.S. for S/2.5 million).

iv)	Administrative processes amounting to S/14.7 million (Tren Urbano de Lima S.A. for S/4.8 million, AENZA S.A.A. for S/3.5 million, Cumbra Perú S.A. for S/6 million and Viva Negocio Inmobiliario S.A. for S/0.4 million).

c)	Letters bonds and guarantees

The Corporation maintains guarantees and letters of credit in force in several financial entities guaranteeing operations for US$574.6 million (US$471.9 million, as of December 31, 2021).

25.	DIVIDENDS

In compliance with certain covenants applicable as of to this date produced by agreements subscribed by the corporation, the Company will not pay, except for transactions with non-controlling interests. Certain of our debt or other contractual obligations may restrict our ability to pay dividends in the future. Additionally, the Collaboration and Benefits Agreement does not allow the distribution of dividends until 40% of the total amount of the committed civil penalty described in Note 1 c) has been paid.

For the year ended December 31, 2022, the Corporation’s subsidiaries have paid dividends to its non-controlling interests of S/19.8 million (for year ended on December 31, 2021, the subsidiaries paid S/43 million).

26.	LOSS PER SHARE

The basic loss per common share has been calculated by dividing the loss of the year attributable to the Corporation’s common shareholders by the weighted average of the number of common shares outstanding during that year. No diluted loss per common share has been calculated because there is no potential diluent common or investment shares (i.e., financial instruments or agreements that entitle to obtain common or investment shares); therefore, it is the same as the loss per basic share.

For the year ended December 30, and 2022, the basic loss per common share is as follows:

		2021	2022

Loss attributable to owners of the Company during the year		(153,210)	(455,244)
Weighted average number of shares in issue at S/1.00 each, from January 1 to December 31		871,917,855	1,144,435,690

Basic loss per share (in S/)	(*)	(0.176)	(0.398)

Loss from continuing operations attributable to owners of the Company during the year		(126,436)	(455,244)
Weighted average number of shares in issue at S/1.00 each, from January 1 to December 31		871,917,855	1,144,435,690

Basic loss per share (in S/)	(*)	(0.145)	(0.398)

(*)	The Corporation does not have common shares with dilutive effects on December 31, 2021, and 2022.

27.	EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

Between December 31, 2022 and the date of approval of the condensed interim consolidated financial statements, there have been no subsequent events that may affect the reasonableness of the financial statements issued.